UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 14)

MORPHOSYS AG

(Name of Subject Company (Issuer))

NOVARTIS BIDCO AG

an indirect wholly owned subsidiary of

NOVARTIS AG

(Name of Filing Persons (Offerors))

Ordinary Shares, no Par Value

(Title of Class of Securities)

617760202

(CUSIP Number of Class of Securities)

Karen L. Hale
Chief Legal Officer
Novartis AG
Lichstrasse 35
CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111
Fax: +41-61-324-7826

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jenny Hochenberg Freshfields Bruckhaus Deringer US LLP 601 Lexington Ave. New York, NY 10022 Telephone: +1 646 863-1626	Doug Smith Freshfields Bruckhaus Deringer LLP 100 Bishopsgate London EC2P 2SR United Kingdom +44 20 7936 4000

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 14 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2024 (together with any amendments and supplements hereto, the “Schedule TO”) by Novartis AG, a stock corporation organized under the Laws of Switzerland (“Novartis”) and Novartis BidCo AG, a stock corporation organized under the Laws of Switzerland and an indirect wholly owned subsidiary of Novartis AG (the “Bidder” and, together with the Novartis, the “Filing Persons”). The Schedule TO relates to the voluntary takeover offer (the “Takeover Offer”) by the Bidder to purchase all no-par value registered shares (the “MorphoSys Shares”) in MorphoSys AG (“MorphoSys”), including the MorphoSys Shares represented by American Depositary Shares (“MorphoSys ADSs”), pursuant to a Business Combination Agreement, dated as of February 5, 2024, among MorphoSys and the Filing Persons. The terms and conditions of the Takeover Offer are described in the Offer Document, dated as of April 11, 2024, copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer Document”), and, where applicable, the related Declaration of Acceptance or ADS Letter of Transmittal and the instructions thereto, copies of which were filed as Exhibits (a)(1)(B) and (a)(1)(E), respectively, to the Schedule TO.

This Amendment is being filed solely to amend and supplement items to the extent specifically provided herein. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, including all exhibits thereto, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

ITEMS 1 THROUGH 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following:

On June 4, 2024, the Bidder published an announcement in the German Federal Gazette (the “Announcement”) announcing that, until the expiry of the additional acceptance period on May 30, 2024, at 24:00 hours (local time Frankfurt am Main, Germany) / 18:00 hours (local time New York, United States of America), the acceptance of the takeover offer has been validly declared in accordance with Sec. 13.1.2 of the offer document for a total of 29,336,378 MorphoSys Shares, representing approximately 77.78% of the share capital and voting rights as of May 30, 2024. Of these shares, 25,610,813 MorphoSys Shares were tendered during the acceptance period and 3,725,565 MorphoSys Shares were tendered during the additional acceptance period, representing approximately 67.90% and 9.88%, respectively, of the share capital and voting rights. As of May 30, 2024, the Bidder held a total of 29,970,913 MorphoSys Shares (including the 25,610,813 MorphoSys Shares tendered during the acceptance period which the Bidder acquired on May 23, 2024, in the first closing of the takeover offer), representing approximately 79.46% of the share capital and voting rights. In addition, as of May 30, 2024, MorphoSys, a subsidiary of the Bidder, directly held a total of 53,685 MorphoSys Shares, representing approximately 0.14% of the share capital and voting rights. Therefore, as of May 30, 2024, the total number of MorphoSys Shares, for which the takeover offer has been accepted, plus the MorphoSys Shares held by the Bidder (but excluding the MorphoSys Shares for which the takeover offer was accepted in the acceptance period and which the Bidder already acquired on May 23, 2024 in the first closing of the takeover offer), plus the MorphoSys Shares held by MorphoSys as treasury shares, amounts to 33,750,163 MorphoSys Shares, representing approximately 89.48% of the share capital and voting rights. Excluding the treasury shares held by MorphoSys, the Bidder holds approximately 89.47% of the share capital with voting rights.

As described in Secs. 13.1.7 and 13.3.6 of the offer document, the offer consideration for the MorphoSys Shares that have been tendered into the offer during the additional acceptance period in accordance with Secs. 13.1 and 13.2 of the offer document will be transferred through Clearstream Banking AG to the relevant custodian investment service provider without undue delay, but no later than on June 10, 2024. With respect to the MorphoSys Shares represented by MorphoSys ADSs properly tendered for sale during the additional acceptance period in accordance with Sec. 13.3 of the offer document and not validly withdrawn, the offer consideration will be paid to the ADS tender agent’s cash account in Germany via Clearstream Banking AG without undue delay, however no later than on June 10, 2024.

An English translation of the Announcement is filed hereto as Exhibit (a)(5)(U) and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit	Description
(a)(5)(U)	Announcement pursuant to Section 23 para. 1 sentence 1 of the German Securities Acquisition and Takeover Act, as published in the German Federal Gazette, dated June 4, 2024 (English translation of document prepared in German only).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2024

NOVARTIS BIDCO AG

By:	/s/ David Quartner
	Name:	David Quartner
	Title:	As Attorney

By:	/s/ Lukas Gilgen
	Name:	Lukas Gilgen
	Title:	As Attorney

NOVARTIS AG

By:	/s/ David Quartner
	Name:	David Quartner
	Title:	As Attorney

By:	/s/ Lukas Gilgen
	Name:	Lukas Gilgen
	Title:	As Attorney

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